January 13, 2006	For Immediate Release

GOLDBELT COMPLETES $1,000,000 PRIVATE PLACEMENT

Goldbelt Resources Ltd. is pleased to report that it has today completed the $1,000,000 private placement with Dundee Precious Metals Inc. previously announced in its press release dated January 9, 2006. Dundee Precious was issued 1,538,462 common shares at $0.65 per share for gross proceeds of $1,000,000. The proceeds will be used for the further exploration and development of Goldbelt's Inata Project in Burkina Faso.

As a result of this financing and pursuant to Goldbelt's obligations under the Amended and Restated Share Purchase Agreement with Resolute Limited dated November 19, 2004, Goldbelt issued to Resolute Limited 723,982 common shares, warrants to acquire 180,995 shares (exercisable at $0.65 per share for two years) and warrants to acquire 180,995 shares (exercisable at $0.845 per share for two years).

Fees totaling 7% of the proceeds of the private placement and warrants to acquire 107,692 shares (exercisable at $0.71 per share for one year) were paid to third parties.

A four-month hold period applies on all shares and warrants described above, and any shares issued on exercise of such warrants, which hold period expires on May 14, 2006.

Goldbelt Resources is a Canadian junior mining company focused on exploring and developing known gold prospects in Burkina Faso and has recently submitted its Exploitation Permit application for the Inata Project to the Burkina Faso government. Common shares of Goldbelt are traded on the TSX-V exchange under the symbol GLD . For further details on Goldbelt Resources, please visit the Company's website at www.goldbeltresources.com or contact Laura Sandilands, Investor Relations, (416) 364-0557 or by email at lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per:
Collin Ellison, President and CEO (416) 364 0557

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. The news release includes certain forward-looking statements. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding potential mineralization, exploration results and future plans and objectives of Goldbelt Resources, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldbelt's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.